UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Televisa Interactive Media and hi5 enter into a commercial and video distribution agreement reaching 33 million Spanish speakers across Hispanic Latin America

Mexico City, June 3, 2009 – Televisa Interactive Media (“Televisa”), the online division of Grupo Televisa, S.A.B. (NYSE: TV; BMV: TLEVISA CPO), the leading Spanish-speaking media company in the World, and hi5, the leading social entertainment website across Spanish-speaking Latin America and the 12th largest website in the world by page views, today announced a unique commercial arrangement to maximize their online audiences in the region.

As part of the deal, Televisa will be the exclusive representative of hi5’s online advertising inventory in Hispanic Latin America and jointly the parties will launch a co-branded premium video channel for users of hi5, the popular social entertainment website in Latin America, serving a library of full and short length videos provided by Televisa, most of which are available through Esmas.com and through Televisa’s vertical video site Tvolucion.com. The video channel will not be available to users in the United States. The availability of this new video channel is scheduled for this summer with additional premium content delivered via micro-sites shortly thereafter.

Jointly, Televisa Interactive Media and hi5 sites reach more than 33 million unique users per month across Hispanic Latin America, which represent 63% of the total market. Internet usage in these countries is growing at a rapid pace of up to 16.6% last year according to Comscore, nearly triple the North American growth of 5.7% for that same year, according to the same source.

“hi5 is an ideal content and traffic extension that perfectly complements our best-in-class suite of promotional solutions for advertisers and brands in this region.” said Juan Saldívar, General Manager of Televisa Interactive Media.

“This business relationship solidifies our leadership position in Latin America and delivers compelling content to our huge spanish-language audience. Televisa’s experienced sales team and deep industry relationships will help us maximize our revenue potential in the Latin American market.” said Ramu Yalamanchi, Founder and Chief Product Officer at hi5.

About Grupo Televisa, S.A.B.
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct to home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

About Televisa Interactive Media
Televisa Interactive Media is Televisa’s digital business unit. Through this unit, Televisa hosts, publishes and commercializes most of Televisa’s online brands. Televisa Interactive Media includes a horizontal portal, Esmas.com; a video vertical online destination, Tvolucion.com; a vertical online music brand, Tarabu, and the leading premium content supplier for mobiles in Mexico; Esmas Movil. With more than 18 million unique users and more than 320 million page views per month, Televisa Interactive Media is positioned as a leading news, entertainment and sports online operation in the Hispanic America.

About hi5 Networks
Headquartered in San Francisco, hi5 is one of the world’s largest and fastest growing social entertainment sites. Our focus is on delivering a fun, interactive, and immersive social experience online to our users around the world. With over 63 million unique visitors every month, hi5 is a top 20 website globally and the number one social site in dozens of countries across Latin America, Europe and Asia. The service is available in over 50 languages, delivering localized content, games, and other applications to users worldwide. For more information on hi5, visit http://www.hi5.com

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Grupo Televisa S.A.B. contact information

Carlos Madrazo	Manuel Compeán
María José Cevallos	Media Relations
Investor Relations	(5255) 5728-3815
(5255) 5261-2445	mcompean@televisa.com.mx
ir@televisa.com.mx

Hi5 contact information
Shelley Risk
The Horn Group
Tel: (415) 905-4037
srisk@horngroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: June 3, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President